# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TXO Partners, L.P., CIK 0001559432
CUSIP: 87313P103
Title of class of securities: Common Units representing limited partner interests
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001182684
Persons authorized to receive notices and communications: Bob R. Simpson, c/o TXO Partners, L.P., 400 West 7th Street, Fort Worth, Texas (TX), 76102, (817) 334-7800

## Reporting persons
- Bob R. Simpson (CIK 0001182684): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,750,000; shared voting power 0; sole dispositive power 6,750,000; shared dispositive power 0; aggregate amount beneficially owned 6,750,000 (12.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units representing limited partner interests
Name of issuer: TXO Partners, L.P.
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Bob R. Simpson (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 400 West 7th Street, Fort Worth, TX 76102.
Present principal occupation or employment: The Reporting Person's present principal occupation is Chairman of TXO Partners GP, LLC, the general partner of the Issuer.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Mr. Simpson is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), the Reporting Person acquired 55,226,872 Series 5 Preferred Units and 49,211,504 Common Units of the Issuer (the "Common Units") in exchange for equity securities of the predecessor of the Issuer. In connection with the closing of the IPO on January 31, 2023, the Series 5 Preferred Units held by the Reporting Person were automatically converted into 2,180,295 Common Units after giving effect to a 1-for-25.33 reverse unit split.

On November 10, 2023, the Reporting Person purchased 276,890 Common Units at a price of $17.60 per Common Unit. On June 28, 2024, the Reporting Person purchased an additional 100,000 Common Units in an underwritten offering at a price of $20.00 per Common Unit. On May 15, 2025, the Reporting Person purchased an additional 2,250,000 Common Units in an underwritten offering at a price of $15.00 per Common Unit. The Reporting Person used personal funds for each of these acquisitions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Lock-Up Agreement

In connection with the Underwriting Agreement dated as of May 13, 2025, by and among the Issuer, TXO Partners GP, LLC, a Delaware limited liability company, and Raymond James & Associates, Inc. and Stifel Nicolaus & Company, as representatives of the several underwriters (the "Underwriting Agreement"), the Reporting Person agreed that he will not (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of (collectively, a "Disposition") any Issuer securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Issuer securities held by him or acquired by him after May 13, 2025, or that may be deemed to be beneficially owned by him (collectively, the "Lock-Up Securities"), pursuant to the Securities Act of 1933 (the "Securities Act") and the Securities and Exchange Act of 1934, for a period commencing on May 13, 2025 and ending sixty (60) days thereafter, inclusive (the "Lock-Up Period"), without the prior written consent of the underwriters or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that the Reporting Person has or may have hereafter to require the Issuer to register under the Securities Act the Disposition of any of the Lock-Up Securities held by him, or to otherwise participate as a selling security holder in any manner in any registration effected by the Issuer under the Securities Act, during the Lock-Up Period.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of thereof, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or, subject to the restriction in the Lock-Up Agreement, retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors of TXO Partners GP, LLC (the "Board"), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Units; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount beneficially owned: 6,750,000

Percent of Class: 12.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 6,750,000

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 6,750,000

Shared power to dispose or direct the disposition of: 0

The Reporting Person is the record holder of the Common Units reported herein.

The above percentage is based on 53,034,292 Common Units outstanding as of the date hereof, as disclosed on the Issuer's prospectus supplement filed with the Securities and Exchange Commission on May 13, 2025.
Transactions in the class effected during the past sixty days: Except as described in Item 3, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Units.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in Item 4 hereof, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1: Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer's Form 8-K filed on May 14, 2025).

## Signatures
- Bob R. Simpson: /s/ Bob R. Simpson, Bob R. Simpson (05/19/2025)